Exhibit 99.95

Skeena To Restart Drilling at Eskay Creek

Vancouver, BC (June 17, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to update its exploration and development plans for the Eskay Creek gold-silver project (“Eskay Creek” or the “Project”) located in the Golden Triangle of northwest British Columbia.

Surface based drilling at Eskay Creek is on schedule to begin in late June 2020 with two surface drill rigs. Incorporating the newly developed workflows associated with the Company’s vigorous Infection Prevention Strategy (see news release dated June 4, 2020), additional drill rigs will ultimately be added to the program utilizing a staged approach. The drilling schedule will culminate with eight to ten drill rigs performing delineation and exploratory drilling across the project until December 2020.

Initially, drilling will focus on the completion of the Phase I program of infill on the 21A, 21B and 21C Zones (24,000 metres) paralleled by resource expansion drilling in the near-mine environment. The Company is permitting 137,000 metres of exploratory drilling to test both brownfield and greenfield targets.

Skeena has also engaged Dias Geophysical to perform a high-resolution, regional Induced Polarization (IP) survey and a detailed airborne gradiometer magnetics survey at Eskay Creek. These geophysical programs are expected to occur in July and August 2020.

Walter Coles, Skeena’s President and CEO commented that, “Skeena has spent almost $25 million at Eskay Creek since we optioned the project from Barrick. Due to the exercise of warrants expiring last week, Skeena’s cash position is approaching $50 million. The company is fully funded for an exploration budget that will total approximately $45 million for the balance of the year as we look to aggressively advance Eskay Creek.”

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek gold-silver mine. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Pre-feasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting its exploration activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.